# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neuronetics, Inc., CIK 0001227636
CUSIP: 64131A105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3222 PHOENIXVILLE PIKE, 3222 PHOENIXVILLE PIKE, MALVERN, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 06/01/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-22-003561
Filed by CIK 0001752148

## Reporting persons
- Parian Global Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CCZG LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Zachary C. Miller: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Neuronetics, Inc.
Address of issuer's principal executive offices: 3222 PHOENIXVILLE PIKE, 3222 PHOENIXVILLE PIKE, MALVERN, PENNSYLVANIA, 19355.

## Item 2. Person Filing
Name of person filing:
Parian Global Management LP
CCZG LLC
Zachary C. Miller
Address of principal business office or, if none, residence:
c/o Parian Global Management LP
P.O. Box 2613
Telluride, Colorado 81435
Citizenship:
Parian Global Management LP -- Delaware
CCZG LLC -- Delaware
Zachary C. Miller -- United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Parian Global Management LP - 0
CCZG LLC - 0
Zachary C. Miller - 0
Percent of class:
Parian Global Management LP - 0%
CCZG LLC - 0%
Zachary C. Miller - 0%
Sole power to vote or to direct the vote:
Parian Global Management LP - 0
CCZG LLC - 0
Zachary C. Miller - 0
Shared power to vote or to direct the vote:
Parian Global Management LP - 0
CCZG LLC - 0
Zachary C. Miller - 0
Sole power to dispose or to direct the disposition:
Parian Global Management LP - 0
CCZG LLC - 0
Zachary C. Miller - 0
Shared power to dispose or to direct the disposition:
Parian Global Management LP - 0
CCZG LLC - 0
Zachary C. Miller - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Parian Global Management LP: Zachary C. Miller, Managing Member, CCZG LLC, its General Partner (11/14/2024)
- CCZG LLC: Zachary C. Miller, Zachary C. Miller, Managing Member (11/14/2024)
- Zachary C. Miller: Zachary C. Miller, Zachary C. Miller, in his Individual Capacity (11/14/2024)